UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$N/A	$N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

On September 25, 2017, Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), issued a press release announcing that it expects to shortly commence a tender offer for the repurchase of up to 9,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.00 per share. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The tender offer described in Exhibit 99.1 has not yet commenced. The press release included as Exhibit 99.1 is for informational purposes only, and is not a recommendation to buy or sell Shares, and does not constitute an offer to buy or the solicitation to sell Shares. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Greenhill expects to file upon commencement with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Greenhill will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or the investor information section of Greenhill’s website at www.greenhill.com.

ITEM 12.	Exhibits.

Exhibit Number	Description
99.1	Press Release of Greenhill & Co., Inc. dated September 25, 2017.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of Greenhill & Co., Inc. dated September 25, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

	By:	/s/ Ricardo Lima
	Name:	Ricardo Lima
	Title:	Secretary
Date: September 25, 2017